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                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM 12b-25

                 NOTIFICATION OF LATE FILING

                                           Commission File Number 0-22446
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(Check One):
[ ] Form 10-K   [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q  [ ] Form N-SAR

    For Period Ended: September 30, 1998
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

    For the Transition Period Ended:
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    Read attached instruction sheet before preparing form. Please print or type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable
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                       PART I -- REGISTRANT INFORMATION

Deckers Outdoor Corporation
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Full Name of Registrant


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Former Name if Applicable

495-A S Fairview Avenue
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Address of Principal Executive Office (Street and Number)

Goleta, California 93117
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City, State and Zip Code

                       PART II--RULES 12b-25(b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

         [X]              (a)     The reasons described in reasonable detail in
                                  Part III of this form could not be eliminated without unreasonable effort or expense;

         [X]              (b)     The subject annual report, semi-annual
                                  report, transition report on Form 10-K,
                                  20-F, 11-K, N-SAR, or portion thereof
                                  will be filed on or before the 15th
                                  calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]              (c)     The accountant's statement or other exhibit
                                  required by Rule 12b-25(c) has been attached if applicable.



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                              PART III. NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

     On October 22, 1998, the Company filed a press release announcing its operating results for the period ended September 30, 1998 and disclosing that it is currently out of compliance with certain covenants in its bank credit facility. As a consequence of its operating results, the Registrant's management and other resources have been unexpectedly strained, and the immediate time, attention and resources of management have been necessarily directed towards the operations of the Registrant, including, among other things, negotiating with its bank to obtain waivers of noncompliance with, or amendments to, the credit facility. Accordingly, the Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 1998 could not be filed within the prescribed time period without unreasonable effort and expense.

     In accordance with Rule 12(b)-25(b)(2) of the Securities Exchange Act of 1934, as amended, and pursuant to Part II(b) of this Form 12b-25, the Registrant undertakes to file its Form 10-Q within 5 calendar days following the Form 10-Q's prescribed due date.


                           PART IV. OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.


          Scott Ash                                (805) 967-7611
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           (Name)                          (Area code)  (Telephone number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [X] Yes   [ ] No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or a portion thereof?

                                                                [X] Yes   [ ] No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company experienced a net loss for the quarter of $5,133,000, or $.060 per diluted share, versus net earnings of $468,000, or $0.05 per diluted share, in the third quarter of 1997. For the nine months ended September 30, 1998, the Company experienced a net loss of $1,974,000, or $0.23 per diluted share, versus net earnings of $4,047,000, or $0.45 per diluted share, for the corresponding nine-month period a year earlier. On October 22, 1998, the Company filed a press release announcing its operating results for the period ended September 30, 1998.




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                          DECKERS OUTDOOR CORPORATION
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                  (Name of registrant as specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 16, 1998                  By  /s/ SCOTT ASH
                                             __________________________________
                                             Scott Ash, Chief Financial Officer


                                   ATTENTION

          Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).







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